Exhibit 99.1
PROPOSED MINERAL RESOURCE RENT TAX
2 July 2010
BHP Billiton, Rio Tinto and Xstrata said today that they are encouraged by the Federal Government’s announcement that it proposes to replace the Resource Super Profits Tax with a Mineral Resource Rent Tax (MRRT).
The mining industry has consistently stated that any tax reform needs to satisfy core principles that include ensuring that:
•	any new tax is not applied retrospectively, so that existing projects where investment decisions have already been made are not adversely affected; and

•	a competitive effective tax rate that will not disadvantage Australia as an investment destination.
As a result of constructive discussions, the proposed new tax will apply only to iron ore and coal resources from 1 July 2012.
The companies agree that the proposal presented by the Government represents very significant progress towards a minerals taxation regime that satisfies the industry’s core principles.
The companies will continue to work constructively with Government to ensure that the detailed design of minerals taxation maintains the international competitiveness of the Australian resources industry into the future.
Details of the Government announcement are attached.
Cont.../

MINERAL RESOURCE RENT TAX HEADS OF AGREEMENT
The Design of the Minerals Resource Rent Tax
The new resource tax will apply from 1 July 2012 only to mined iron ore and coal. All other minerals are excluded.
The rate of tax will be 30% applied to the taxable profit at the resource.
Taxable profit is to be calculated by reference to:
•	The value of the commodity, determined at its first saleable form (at mine gate) less all costs to that point

•	An extraction allowance equal to 25% of the otherwise taxable profit will be deductible to recognise the profit attributable to the extraction process. (i.e. this to only tax the resource profit)

•	Arms length principles on all transactions pre and post first saleable form.
MRRT is to be calculated on an individual taxpayer’s direct ownership interest in the project.
There will be no MRRT liability for taxpayers with low levels of resource profits (i.e. $50m per annum).
All post 1 July 2012 expenditure is to be immediately deductible for MRRT on an incurred basis. Non-deductible expenditure will be broadly consistent with PRRT.
MRRT losses will be transferable to offset MRRT profits the taxpayer has on other iron ore and coal operations.
Carried-forward MRRT losses are to be indexed at the allowance rate equal to the LTBR plus 7 percent.
The MRRT will be an allowable deduction for income tax.
All State and Territory royalties will be creditable against the resources tax liability but not transferable or refundable. Any royalties paid and not claimed as a credit will be carried forward at the uplift rate of LTBR plus 7 percent.
Starting Base
The starting base for project assets is, at the election of the taxpayer, either:
•	Book value (excluding the value of the resource) or

•	Market value (as at 1 May 2010).
All capital expenditure incurred post 1 May 2010 will be added to the starting base and depreciated against mining operations from 1 July 2012.
     “Project assets” for the purpose of the MRRT will be defined to include tangible assets, improvements to land and mining rights (using the Income Tax definition).
Where book value is used to calculate starting base, depreciation will be accelerated over the first 5 years. The undepreciated value will be uplifted at LTBR plus 7 percent.
Where market value is used to calculate starting base, there will be no uplift and depreciation will be based on an appropriate effective life of assets, not exceeding 25 years.
Any undepreciated starting base and carry forward MRRT losses are to be transferred to a new owner if the project interest is sold.
Cont.../

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London Faeth Birch / Conor McClafferty / Clare Hunt	Media Relations, Australia David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Bryan Tucker
Office: +1 202 393 0266	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com

Email:	media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media